UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 10,000,000 Range Accrual Callable Notes due August 22, 2022

Filed pursuant to Rule 3 of Regulation BW

Dated: August 21, 2007

The following information regarding the U.S. Dollar 10,000,000 Range Accrual Callable Notes due August 22, 2022 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 15, 2006) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 10,000,000 Range Accrual Callable Notes due August 22, 2022.

(b) The interest rate per $1,000 (“the Authorized Denomination”) shall be determined in accordance with the following formula:

8.00% x N/365 x Authorized Denomination

Where:

“N” is the total number of days in respect of each relevant Interest Period on which the Determination LiBOR Rate is within the Accrual Range.

“Determination LIBOR Rate” for any day in the Interest Period means 6 month US$ LIBOR, being the rate for deposits in U.S. Dollars for a period of six months which appears on Reuters Page LIBOROI (or such other page that may replace that page on that service or a successor service) at 11:00 a.m. London time on the fifth New York and London Business Day prior to each accrual date.

“Accrual Range” means for each Interest Period within the period from and including August 22, 2007 to but excluding August 22, 2022 equal to or greater than zero per cent. but less than or equal to 7.00 per cent.;

Rounding

In applying the formula described above in respect of the Interest Amount, the result of:

8.00% x N/365
shall be rounded to the nearest one-hundred thousandth of one per cent. prior to multiplying that result by the Authorized Denomination.

Interest shall be paid on February 22 and August 22 of each year commencing on February 22, 2008 and ending on August 22, 2022.

(c) Maturing August 22, 2022. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the

Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Notes are callable by the Bank at par on each February 22 and August 22, commencing on August 22, 2008 and ending on February 22, 2022, with 10 London and New York business days notice.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 6- 10.

(i) Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London El4 5LB, England.

Item 2. Distribution of Obligations

As of August 17, 2007, the Bank entered into a Terms Agreement with Morgan Stanley & Co. Incorporated as Manager (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 10,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about August 22, 2007.

The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank

Per Unit: 100.00%	N/A	100.00%
Total: USD 10,000,000	N/ A	USD 10,000,000

Item 4. Discounts and Commissions to Sub-underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A. Pricing Supplement dated August 17, 2007.

B. Terms Agreement dated August 17, 2007.

Pricing Supplement

International Bank for Reconstruction and Development

Global Debt Issuance Facility

No. 3265

USD 10,000,000 Range Accrual Callable Notes due August 22, 2022

Morgan Stanley

The date of this Pricing Supplement is August 17, 2007

This document (“Pricing Supplement”) is issued to give details of an issue by International Bank for Reconstruction and Development (the “Bank”) under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997 and all documents incorporated by reference therein (the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue:

1.	No:	3265

2.	Aggregate Principal Amount:	USD 10,000,000

3.	Issue Price:	100 per cent. of the Aggregate Principal Amount

4.	Issue Date:	August 22, 2007

5.	Form of Notes (Condition 1(a)):	Registered Notes only

6.	Authorized Denominations (Condition 1(b)):	USD 1,000

7.	Specified Currency (Condition 1(d)):	United States Dollar (“USD”)

8.	Maturity Date:	August 22, 2022

9.	Interest Basis (Condition 5):	Variable Interest Rate

10.	Variable Interest Rate (Condition 5(II)):	Applicable

11.	Basis of calculation of Variable Interest Rate and Interest Payment Dates and default interest where Condition 5(II)(b)(i) to (vii) do not apply (Condition 5(II)(b)):	Applicable, as set out below

	(a)Interest Payment Dates:	February 22 and August 22 in each year commencing on February 22, 2008 up to and including the Maturity Date

	(b)Rate of Interest:	The Rate of Interest per Authorized Denomination for the relevant Interest Period will be equal to:

8.00 per cent. x N/365 x Authorized Denomination

Where:

“N” is the total number of days in respect of each relevant Interest Period on which the Reference Rate is within the Accrual Range, as determined by the Calculation Agent.

“Reference Rate” for any day in the Interest Period means 6 month USD LIBOR, being the rate for deposits in USD for a period of six months which appears on the Reuters Page LIBOR1 (or such other page that may replace that page on that service or a successor service) at 11.00 a.m. London time on the fifth Relevant Business Day prior to such day.

If such rate does not appear at the time and day designated above in respect of any day in the Interest Period, the Calculation Agent shall determine the Reference Rate by requesting the principal London office of each of four major banks in the London interbank market (the “Reference Banks”) to provide a quotation for the rate at which deposits in USD dollars were offered to prime banks in the London interbank market for a period of 6 months at approximately 11:00 a.m. London time on the fifth Relevant Business Day prior to such day. If at least two such quotations are provided, the Reference Rate will be the arithmetic mean of the quotations.

If only one such quotation is provided, the Calculation Agent may determine that such quotation shall be the Reference Rate. If no such quotations are provided, and the Calculation Agent determines in its sole discretion that no suitable replacement Reference Banks who are prepared to quote are available, the Calculation Agent shall be entitled to calculate the Reference Rate in its sole discretion, acting in good faith and in a commercially reasonable manner.

“Accrual Range” means for each Interest Period within the period from and including August 22, 2007 to but excluding the Maturity Date, equal to or greater than zero per cent. but less than or equal to 7.00 per cent.

Rounding

In applying the formula described above in respect of the Interest Amount, the Calculation Agent shall round the result of:

8.00% x N/365

to the nearest one-hundred thousandth of one per cent. prior to multiplying that result by the Authorized Denomination.

	(c)Calculation Agent:	Citibank, N.A.

12.	Other Variable Interest Rate Terms (Conditions 5(II) and (III)):
	Variable Rate Day Count Fraction:	Actual/365. For the avoidance of doubt, Actual/365 refers to a fraction equal to the actual number of days in the relevant Interest Period in respect of which payment is being made divided by 365.

13.	Relevant Financial Center:	New York

14.	Relevant Business Days:	London and New York

15.	Redemption Amount (if other than Principal Amount) (Condition 6(a)):	100 per cent. of the Aggregate Principal Amount

16.	Issuer’s Optional Redemption (Condition 6(e)):	Yes

	(a) Notice Period:	Not less than ten Relevant Business Days.

	(b) Amount:	All (and not less than all).

	(c) Date(s):	Each Interest Payment Date from and including August 22, 2008 to and including February 22, 2022.

	(d) Early Redemption Amount:	100 per cent. of Principal Amount.

(e) Notices:

So long as the Notes are represented by a Global Note and the Global Note is held on behalf of a clearing system notwithstanding Condition 13, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled account holders. Any notice delivered to a clearing system in accordance with the preceding sentence shall be deemed to have been given to the Noteholders on the day on which such notice is delivered to the clearing system

17.	Redemption at the option of the Noteholders (Condition 6(f)):	No

18.	Long Maturity Note (Condition 7(f)):	No

19.	Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	100.00 per cent of the Aggregate Principal Amount plus accrued interest

20.	Prescription (Condition 8):
	(a)Principal:	10 years

	(b)Interest:	5 years

21.	Governing Law of the Notes:	English

Other Relevant Terms

1.	Listing (if yes, specify Stock Exchange):	Yes - Luxembourg Stock Exchange

2.	Details of Clearance System approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Clearstream Banking, société anonyme, Euroclear Bank S.A./N.V. and The Depository Trust Company.

3.	Syndicated:	No

4.	Commissions and Concessions:	None

5.	Codes:

	(a)ISIN:	US459057AB15

	(b)Common Code:	031705428

	(c)CUSIP:	459057AB1

6.	Identity of Dealer:	Morgan Stanley & Co. Incorporated

7.	Provisions for Registered Notes:

	(a)Individual Definitive RegisteredNotes available on IssueDate:	No

	(b)DTC Global Note:	Yes, one

	(c)Other Global Registered Notes:	No

General Information

The Bank’s latest Information Statement was issued on 15 September 2006.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

United States Internal Revenue Service Circular 230 Notice:  To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

This summary supplements, and to the extent inconsistent therewith, supersedes the summary entitled “Tax Matters” in the Prospectus.

Under the provisions of the Jobs and Growth Tax Relief Reconciliation Act of 2003 (“JAGTRRA”), a capital gain of a noncorporate United States Holder that is recognised before 1 January 2009 is generally taxed at a maximum rate of 15% for property that is held more than one year. Holders should consult their tax advisors with respect to the provisions of JAGTRRA.

The following additional selling restrictions apply to the issue:

1.	United Kingdom:

Each Dealer has represented and agreed that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	Ivan Zelenko

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

Global Debt Issuance Facility

USD 10,000,000

Range Accrual Callable Notes due August 22, 2022

TERMS AGREEMENT NO. 3265

TERMS AGREEMENT NO. 3265

August 17, 2007

International Bank for Reconstruction and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s USD 10,000,000 Range Accrual Callable Notes due August 22, 2022 (the “Notes”) described in the Pricing Supplement dated as of the date hereof (the “Pricing Supplement”) at 11.00 a.m., London time, on August 22, 2007 (the “Settlement Date”) at the aggregate purchase price of USD 10,000,000, on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference.  In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein.  All other terms defined in the Prospectus, the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions will be true and correct as though made at and as of the Settlement Date, (ii) the Bank will have performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus will contain all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing will have happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply to the offering:

1.                                       The Bank agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the aggregate purchase price specified above (being equal to the aggregate of the issue price of 100.00 per cent. of the principal amount of the Notes).

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2.                                       The purchase price specified above will be paid on the Settlement Date by the undersigned to Citibank, N.A., as common depositary for Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, and as Custodian for Cede & Co., as nominee for The Depositary Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3.                                       The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains.  The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement.  The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4.                                       In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.                                       The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6.                                       For the purposes hereof, the notice details of the undersigned are as follows:

Morgan Stanley & Co. Incorporated
1585 Broadway

New York, NY 10036

Attention:                                                 MTN Desk

Telephone:                                            +1 212 761 2625

Fax:                                                                                   +1 212 507 4557

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

7.                                       In addition to the representations and warranties set forth in the Standard Provisions, the Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

8.                                       This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

9.                                       This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

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MORGAN STANLEY & CO. INCORPORATED

By: Thomas Jeffrey Barany

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: Ivan Zelenko

Authorized Officer

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